UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Revlon, Inc.
Full name of Registrant

N/A
Former name if Applicable

One New York Plaza
Address of Principal Executive Office (Street and number)

New York, New York 10004
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Revlon, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) by the prescribed filing date.

The principal reason for the delay is the recent identification of a material weakness, which has created the need for additional time to finalize management’s assessment and the audits of the effectiveness of internal control over financial reporting as of December 31, 2018. The Company expects to disclose in its 2018 Form 10-K that it identified a material weakness in its internal control over financial reporting as of year-end 2018, primarily related to the lack of design and maintenance of effective controls in connection with the previously-disclosed implementation of its enterprise resource planning (“ERP”) system in the U.S.

The Company does not expect any changes to its previously-reported preliminary financial results, including the financial results that it previously reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2019. Upon completion of the audits, the Company expects to file its 2018 Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company is working diligently along with its external auditor to complete its work and audit and expects to file the 2018 Form 10-K within the grace period prescribed by Rule 12b-25 under the Exchange Act.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2018 Form 10-K and the results of the ongoing audit. These forward-looking statements are based on management’s current expectations, are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the risk that the Company may not be able to complete the filing of its 2018 Form 10-K within the 15-day extension permitted by SEC rules, and the possibility that the ongoing audit of the Company’s ICFR may require changes to its consolidated financial statements or additional control deficiencies. Other important factors are discussed in detail in the risk factors included in the Company’s prior SEC filings. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, whether as a result of future events, new information or otherwise, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Victoria Dolan	(212)	527-5987
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revlon, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2019	By:	/s/ Victoria Dolan
Victoria Dolan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).